UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

VISTAGEN THERAPEUTICS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
92840H103
(CUSIP Number)
William T. Hart
Hart & Trinen
1624 Washington St.
Denver, Colorado 80203
(303) 839-0061
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 11 , 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92840H103
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Shawn K. Singh
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 759,545
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 759,545
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 759,545
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 9.2
(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
Common Stock. VistaGen Therapeutics, Inc., 384 Oyster Point Blvd., No. 8, South San Francisco, CA 94080.
Item 2. Identity and Background
(a)
Shawn K. Singh
(b)
384 Oyster Point Blvd., No. 8, South San Francisco, CA 94080
(c)
Chief Executive Officer of VistaGen Therapeutics, Inc., a Nevada corporation (formerly named Excaliber Enterprises, Ltd.) ("Issuer"), and, the Issuer's wholly-owned subsidiary, VistaGen Therapeutics, Inc., a California corporation, each located at 384 Oyster Point Blvd., No. 8, South San Francisco, CA 94080.

The principal business of the Issuer is biotechnology.
(d)
N/A
(e)
N/A
(f)
USA
Item 3. Source and Amount of Funds or Other Consideration
Mr. Singh acquired securities of the Issuer as a result of an acquisition involving the Issuer and VistaGen Therapeutics, Inc., a California corporation. (See Item 5).
Item 4. Purpose of Transaction
Other than the acquisition of additional securities of the Issuer in the ordinary course of business, Mr. Singh does not have any plans or proposals that would result in the matters enumerated in items (a) - (j) below.

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the issuer;
(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)
As of May 11, 2011, Mr. Singh beneficially owned 759,545 shares of the Issuer's Common Stock (including unexercised options and warrants to purchase shares of the Issuer's Common Stock). The shares beneficially owned by Mr. Singh represented 9.15% of the issuer's outstanding shares of Common Stock, as of May 11, 2011.

Of the 759,545 shares of the Issuer's Common Stock beneficially owned by Mr. Singh, 624,684 shares were represented by options to purchase Common Stock and 58,776 shares were represented by warrants to purchase Common Stock.
(b)
As of May 11, 2011, Mr. Singh had the sole power to vote and to dispose of 76,087 shares of the Issuer's Common Stock.
(c)
On May 11, 2011, Mr. Singh exchanged shares of the Common Stock of VistaGen Therapeutics, Inc., a California corporation, for 76,087 shares of Common Stock, options to purchase 853,750 shares of Common Stock and warrants to purchase 58,776 shares of Common Stock of the Issuer. The Issuer acquired VistaGen Therapeutics, Inc., a California corporation, on May 11, 2011. On May 23, 2011, the Issuer's Board of Directors amended the Issuer's Articles of Incorporation to change the name of the Issuer to "VistaGen Therapeutics, Inc." On the same day, the Issuer's Board of Directors approved a 2-for-1 forward stock split of the Issuer's Common Stock. The name change and 2:1 forward stock split became effective on the OTC Bulletin Board on June 10, 2011.

After giving effect to the stock split, Mr. Singh, as of May 11, 2011, beneficially owned 1,519,090 shares of the Issuer's Common Stock, which included options to purchase 1,249,368 shares of the Issuer's Common Stock and warrants to purchase 117,552 shares of the Issuer's Common Stock. For purposes of computing beneficial ownership, only options or warrants which could be exercised prior to July 10, 2011 were included.

The transactions described above were conducted privately and not through any exchange or public trading market.
(d)
N/A
(e)
N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 27, 2011

By:	/s/ Shawn K. Singh

Name: Shawn K. Singh